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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE TO THE MARKET

Embraer S.A. (“Embraer” or “Company”) communicates to its shareholders and the market that became aware on this date of the Brazilian government intention to reduce unilaterally the total number of aircraft to fifteen of Contracts 002/DCTA-COPAC/2014 and 10/DCTA-COPAC/2014, signed in 2014 between the Brazilian Federal Government, Embraer and one of its subsidiaries (“Contracts”).

As announced in a Material Fact issued by the Company on February 9, 2022, the negotiation process between Embraer and the Brazilian Air Force resulted in the execution of amendments to the Contracts, which now include the delivery of 22 KC-390 Millennium aircraft. There is no contractual provision for additional reduction.

Embraer reinforces its commitment to the KC-390/C-390 Millennium project, next-generation multi-mission aircraft, as well as its belief in the potential of export of this product, which brings unique innovations in its category and which has already been acquired by two European nations.

Finally, Embraer reiterates its role as a strategic partner of the Brazilian Air Force in the development and implementation of technological solutions and products of high added value, a partnership established for over 50 years.

São José dos Campos, May 24, 2022.

Antonio Carlos Garcia

Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations